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Mergers (Sub-Item 77M):

The following mergers were completed on April 30, 2002. The activity of the acquired funds for the six months ended
June 30, 2002, are included in the NSAR-A filing for the AEGON/Transamerica Series Fund, Inc.

TRANSAMERICA VARIABLE INSURANCE FUND, INC. ("TVIF")*

At a special meeting of shareholders held on April 17, 2002, the results of Proposal 1 were as follows:

Proposal 1:	Approval of the adoption of an Agreement and Plan of
Reorganization providing for the transfer of all of the assets, subject to stated liabilities, of: (1) the TVIF Money Market Portfolio to the Money Market Portfolio (formerly, the J.P. Morgan Money Market Portfolio) of AEGON/Transamerica Series Fund, Inc. ("ATSF"); (2) the TVIF Growth Portfolio to the ATSF Growth Portfolio; and (3) the TVIF Small Company Portfolio to the ATSF Small Company Portfolio (together with the Money Market Portfolio and ATSF Growth Portfolio, the "Acquiring Portfolios"). This transfer will be made in exchange for Acquiring Portfolio shares and the assumption by each Acquiring Portfolio of the applicable Portfolio's stated liabilities (the "Exchange"). The shares of each Acquiring Portfolio received in the Exchange will be distributed by the applicable Portfolio to its shareholders in liquidation of that Portfolio, after which that Portfolio will be dissolved.

GROWTH
	   FOR	      AGAINST	        ABSTAIN	       TOTAL VOTED
	12,315,596.744	659,927.939	1,168,727.207	14,144,251.890
MONEY MARKET
	   FOR	        AGAINST	      ABSTAIN	      TOTAL VOTED
	26,366,100.226	437,024.276	1,030,228.446	27,833,352.948

SMALL COMPANY
	   FOR	     AGAINST	       ABSTAIN	       TOTAL VOTED
	519,223.102	5,416.658	26,123.555	550,763.315


*Upon shareholder approval, TVIF was merged into ATSF and no longer exist.